sfleischmann@shearman.com                                        March 21, 2006
(212) 848-7527


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------


Ms. Jennifer G. Williams
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0305



John Deere Receivables, Inc.
Responses to SEC Comment Letter Dated February 6, 2006
------------------------------------------------------


Dear Ms. Williams:

We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to John Deere Receivables, Inc. (the "Depositor"), dated February 6, 2006, with respect to the Registration Statement on Form S-3, File No. 333-130966 (the "Registration Statement"), filed by the Depositor with the Commission on January 11, 2006.

On behalf of the Depositor, we are writing to respond to the Staff's comments and to indicate the changes that have been made in Amendment No. 1 ("Amendment No. 1") to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that the Depositor filed with the Commission is referred to in this letter as the "Prospectus." The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in italics for your reference.

To assist the Staff in reviewing Amendment No. 1, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No.
1. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 1.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 2


In connection with responding to the Staff's comments, the Depositor hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff's comments and the changes to the disclosure in its filings in response to the Staff's comments do not foreclose the Commission from taking any action with respect to its filings; and the Depositor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States).


General
-------

     1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.


          The Depositor confirms that the Depositor or any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. As requested, the CIK code for John Deere Receivables, Inc., the Depositor, is wcho*2fc. There are no affiliates of the Depositor that have offered a class of asset-backed securities involving the same asset class as specified in the Registration Statement which have used a different CIK code. The Depositor confirms to the Staff that the Depositor will establish separate Edgar access codes for each new issuing entity created at the time of each takedown under the Registration Statement to ensure that Exchange Act reports related to each such issuing entity are filed under a separate file number from other issuing entities or from the Depositor's own securities.


     2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 3


          The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.


     3. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.


          As requested, the Depositor confirms to the Staff that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.


Prospectus Supplement

General
-------

     4. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes. Refer to
          Item 1103(a)(3)(vi) of Regulation AB.


          The Depositor acknowledges the Staff's comment and has amended the Registration Statement to provide in the summary section of the form of prospectus supplement a graphic illustration of the flow of funds, payment priorities and allocations on all classes of issued notes.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 4


Cover Page
----------

     5. Please revise the first sentence here, and the last bullet point in the base prospectus, to ensure that they accurately reflect the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity."


          The Depositor acknowledges the Staff's comment and has revised the first sentence on the cover page of the form of prospectus supplement and the last bullet on the cover of the base prospectus to accurately reflect the language under Item 1102(d) of Regulation AB. The Depositor has also revised the above-mentioned sentences to clarify that the notes represent the obligations of the "issuing entity".


Summary of Terms, page S-6.
---------------------------

     6. Please revise the introductory paragraph here and in the Summary of Terms section of the base prospectus to remove the inference that you have not included all material aspects of the transaction in the summary.


          The Depositor acknowledges the Staff's comment and has amended the Registration Statement to delete from the Summary of Terms sections in the base prospectus and in the form of prospectus supplement the statement that the summary does not contain all the information that is important to investors.


     7. Please identify Deere Credit Services as a sub-servicer in the summary.


          The Depositor has amended the "Summary of Terms" section in the form of prospectus supplement to identify Deere Credit Services as a sub-servicer.


Certificates, page S-9
----------------------

Ms. Jennifer G. Williams                                        March 21, 2006
Page 5


     8. We note that the certificates are not being offered. However, we also note on the registration statement cover page that you have included brackets for asset-backed certificates in the registration fee table. Please note that securities that will be offered to the public should be registered on this registration statement at this time. Please revise accordingly.


          The Depositor has amended the cover page of the Registration Statement to delete references to asset-backed certificates in the registration fee table since asset-backed certificates will not be offered to the public under the Registration Statement. In addition, the Depositor has amended the base prospectus to delete references to the trust certificates as securities being offered thereby.


Receivables, page S-10
----------------------

     9. We note your disclosure on pages 12 and 41 of the base prospectus that in some instances the depositor will be obligated to repurchase receivables from the trust. We also note your disclosure on page 10 that receivables may be added to the pool of receivables. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.


          The Depositor has amended the base prospectus to delete the disclosure on page 11 that receivables may be added to the pool of receivables. The Depositor has amended the "Summary of Terms" section in the form of prospectus supplement to summarize the circumstances under which pool assets may be removed.


     10. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.


          The Depositor has amended the form of prospectus supplement to add in the "Summary" a section under the heading "Events of Default" that identifies the events that can

Ms. Jennifer G. Williams                                        March 21, 2006
Page 6


trigger an acceleration of the notes. In addition, the Depositor has added under the heading "Principal Payments" in the "Summary" section and under the heading "Description of the Notes--Payment of Principal", bracketed language indicating a change in the priority of distributions upon certain events of default under the notes.


Rating of the Securities, page S-12
-----------------------------------

     11. Please provide bracketed language to show that at the time of takedown you will identify each rating agency and disclose the minimum rating required.


          The Depositor has revised the disclosure on page S-13 to provide that the two nationally recognized rating agencies may be any of Standard & Poor's Rating Services, a division of the McGraw Hill Companies Inc., Moody's Investors Service Inc. or Fitch Ratings. The Depositor also confirms that the minimum rating requirement for the class B notes will be set forth in the applicable prospectus supplement at the time of takedown.


The Trust, page S-18
--------------------

     12. Please advise if expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds. If so, please disclose the amount of such expenses. Refer to Item 1107(j) of Regulation AB.


          The Depositor acknowledges the Staff's comment and has revised the disclosure on page S-20 to clarify that the proceeds from the initial sale of the notes will be used by the trust to purchase the receivables from the Depositor and that no other expenses incurred in connection with the selection and acquisition of the receivables are payable from the proceeds of the issuance of the notes.


The Owner Trustee, page S-19
----------------------------

     13. Please expand your disclosure to provide detailed information regarding the prior experience of the owner trustee. Refer to Item 1109(b) of Regulation AB.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 7


          The Depositor had revised the disclosure on page S-21 to provide more detailed information regarding the prior experience of the owner trustee.


The Initial Interest Rate Swap Counterparty, page S-19
------------------------------------------------------

     14. Please add bracketed language to provide the information that is required by Item 1115(a)(4) of Regulation AB.


          The Depositor acknowledges the Staff's comment and submits that it does not expect the significance percentage of any swap relating to any issuance of notes pursuant to the Registration Statement to be 10% or more. The Depositor has amended the form of prospectus supplement to that effect.


     15. Please provide the form of disclosure that you plan to provide if the significant percentage of the relevant swap is 10% or more, to the extent practicable. Refer to Items 1.115(b)(1) and (2) or Regulation AB.


          The Depositor respectfully submits that, as set forth in the response to comment 14 above, it does not expect the significance percentage of any swap to be greater than 10%. The Depositor confirms that if with respect to any notes issued pursuant to the Registration Statement the significance percentage of the relevant swap is 10% or more, the related prospectus supplement and periodic reports of the relevant issuing entity will contain the information set forth in item 1115 of Regulation AB. In addition, with respect to the information required in item 1115(b) of Regulation AB, the Depositor confirms that if the significance percentage is 10% or more, the related prospectus supplement will either contain summarized or audited financial information, as applicable, on the entity providing the derivative instrument described in the prospectus supplement and, if such entity is, or if its obligations are guaranteed by, an entity that is eligible to use Form S-3 or Form F-3 for a primary offering of common stock, the prospectus supplement and periodic reports of the issuing entity will make reference to the periodic reports of the entity or guarantor, as applicable. The Depositor has also added a placeholder in the form of prospectus supplement to the effect that disclosure required by Item 1115(b) of Regulation AB will be provided if the significance percentage is 10% or more.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 8


The Receivables Pool, page S-19
-------------------------------

     16. We note on page 20 that JDCC purchases and finances a limited amount of retail notes unrelated to John Deere. Please provide bracketed language to show that you will disclose all originators that originated or are expected to originate 10% or more of the pool assets. Refer to Item 1110(a) or Regulation AB.


          The Depositor respectfully submits that the particular sentence referred to in your comment 16 above is referring to equipment that is not manufactured by John Deere and not to an originator. The Depositor has amended the base prospectus to include a clarification to that effect. The Depositor also informs the Staff that JDCC will be the only originator of the pool assets.


     17. We note that receivables included in the asset pool may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.


          The Depositor submits that with respect to each take down, it will maintain (as it has been its practice for previous securitizations of equipment retail installment contracts) internal controls to monitor delinquency of the pool assets to ensure that as of the cut-off date delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool relating to such take down.


     18. We note on page S-24 that you provide delinquency and experience for the sponsor's retail and commercial portfolio. We also note here and on page 23 of the base prospectus that each receivable will not be more than 89 days past due. Please disclose the delinquency information for the asset pool. Refer to Items 1111(c) and 1100(b) of Regulation AB.


          The Depositor has amended the form of prospectus supplement to include a table under the caption "The Receivables Pool" (page S-25) to present in tabular form the delinquency information for the asset pool.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 9


     19. Refer to the penultimate paragraph on page S-20. Please tell us the type of "other receivables" that may or may not be included in the trust.


          The Depositor acknowledges the Staff's comments and has amended the prospectus supplement to clarify in the bracketed paragraph on page S-22 that the financed equipment securing a receivable that is part of the pool asset may also secure, through cross-collateralization, other receivables, which may include retail installment contracts (such as those that constitute the pool asset), revolving loans or others, and that such other cross-collateralized retail installment contracts may or may not be included in the trust.


     20. Please add bracketed language to disclose whether the pool asset is secured or unsecured, and if secured, the type of collateral. Also, please disclose standardized credit scores or other information regarding obligor credit quality or tell us why such pool characteristics would not be material information for investors. Refer to Item 1111(b)(10) and (b)(11) of Regulation AB.


          The Depositor has amended the form of prospectus supplement to clarify on page S-21 that the receivables consist of agricultural, construction, forestry, commercial and/or consumer equipment retail installment sale and loan contracts secured by new and used agricultural, construction, forestry, commercial and/or consumer equipment.


          The Depositor respectfully refers the Staff to the tables on pages S-23 (Composition of the Receivables) and S-29 (Characteristics of Prior Securitized Pools), which set forth information regarding standardized credit scores. The Depositor has amended the form of prospectus supplement to provide clarification that the references to credit score on the two tables mentioned above are to the FICO score of the obligors, which is a credit score derived from a scoring system created by the Fair Isaac Corporation. A FICO score is used to evaluate creditworthiness on the basis of, among other things, information that a credit bureau keeps about the applicant for credit and the debt service-to-income ratio of the applicant.


Static Pool Information, page S-25
----------------------------------

Ms. Jennifer G. Williams                                        March 21, 2006
Page 10


     21. Refer to footnote 1. Please tell us why only notes having a credit score between 300 and 850 have been included in the calculation.


          The references to credit scores in the tables on pages S-23 (Composition of the Receivables) and S-29 (Characteristics of Prior
Securitized Pools) are to the FICO score of the obligors (please refer to our response to comment 20 above). Generally, the highest score a person can receive is 850 and the lowest 300.


The Depositor, The Sponsor and Servicer, page S-31
--------------------------------------------------

     22. To the extent material, please describe the "size, composition and growth" of JDCC's past securitizations involving equipment receivables as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the equipment receivables. Refer to Item 1104(c) of Regulation AB. Also, please describe JDCC's material roles and responsibilities as sponsor in the transaction as required by Item 1104(d) of Regulation AB.


          The Depositor has amended the form of prospectus supplement to include under the heading "The Depositor, The Sponsor and Servicer" information regarding the size, composition and growth of JDCC's past securitizations involving equipment receivables. The Depositor acknowledges the Staff's comment and has amended the base prospectus to describe JDCC's material roles and responsibilities as sponsor in the transaction.


     23. We note on page S-18 that Deere Credit Services will service the receivables. Please add bracketed language to indicate that you will provide the information required by Item 1108(b) and (c) of Regulation AB for this affiliate as well as for any other affiliates that will participate in the servicing for the pool assets. Also, if applicable, provide the same bracketed language for unaffiliated servicers that will service 20% or more of the pool assets and that unaffiliated servicers servicing 10% or more of the pool assets will be identified. Refer to Item 1108(a) of Regulation AB.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 11


          The Depositor acknowledges the Staff's comment and has amended the base prospectus to clearly indicate that Deere Credit Services, the sub-servicer, is an indirect wholly-owned subsidiary of John Deere Capital Corporation, the servicer, incorporated in the State of Delaware. JDCC appoints Deere Credit Services as sub-servicer to perform all of the servicing functions as a result of state tax planning initiatives. As such, the Depositor has amended the base supplement to state that the servicing procedures and practices adopted by Deere Credit Services, as sub-servicer, are the same as those adopted by JDCC, as servicer. In addition, the Depositor has also amended the base prospectus to include under the heading "The Depositor, Deere, JDCC and Deere Credit Services" a diagram illustrating the ownership structure among the affiliated transaction parties.


          The Depositor submits that no unaffiliated servicers will participate in any transactions contemplated in the Registration Statement.


Optional Redemption, page S-34
------------------------------

     24. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Please confirm that you will abide by this and revise your disclosure, as appropriate.


          The Depositor confirms to the Staff that it will include the word "callable" in the title of the securities in the event that the securities can be redeemed with 25% or more of the underlying principal amount outstanding.


Base Prospectus
---------------

The Receivables Pool, page 20
-----------------------------

     25. We note your statement that leases are eligible for acceptance if they confirm to proscribed finance plan terms. Please tell us whether equipment loan receivables and equipment lease receivables would be included in the same asset pool, and if so, the percentage amount the equipment lease receivables would represent in the asset pool.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 12


          The Depositor has amended the Registration Statement to delete the references to equipment lease receivables since the receivables pool will not include equipment lease receivables.


Billings, Collection and Non-Performance Procedures, page 22
------------------------------------------------------------

     26. Please confirm that deferrals or any other material extensions or modifications will be reported to noteholders in the distribution reports. Refer to Item 1121(a) (11) of Regulation AB.


          The Depositor notes that, as described in the base prospectus under "Description of the Transfer and Servicing Agreements--Servicing Procedures," if set forth in the applicable prospectus supplement, some of the arrangements between the servicer and the relevant obligor on a receivable to extend or modify the payment schedule for the applicable receivable will result in the servicer's purchasing that receivable for the purchase amount. The Depositor confirms to the Staff that if no such purchase by the servicer occurs, any material extension or modification to the pool asset will be reported to noteholders in accordance with Item 1121(a)(11) of Regulation AB.


John Deere Capital Corporation, page 28
---------------------------------------

     27. We note your statement on page 22 that JDCC's deferral practice has enhanced collection efforts and customer retention rates. Please expand your disclosure here to demonstrate how JDCC's deferral practice has enhanced collection efforts and customer retention rates.


          The Depositor acknowledges the Staff's comment and has amended the base prospectus to explain how JDCC's deferral practice has enhanced collection efforts and customer retention rates.


Floating Rate Securities, page 36
---------------------------------

Ms. Jennifer G. Williams                                        March 21, 2006
Page 13


     28. Please revise to delete your reference to another rate as set forth in the prospectus supplement. We view this as a catch-all. Instead, disclose in the base prospectus all indices that may be used to determine interest payments.


          The Depositor has amended the base prospectus to delete the reference to "another rate as set forth in the prospectus supplement" in connection with the base rate to be used for a given class of floating rate notes and confirms to the Staff that it does not intend to use any base rate other than those expressly set forth in the base prospectus.


Reports to be Filed with the SEC, page 40
-----------------------------------------

     29. Please confirm that unqualified legal and tax opinions will be filed at the time of each takedown.


          The Depositor confirms to the Staff that it will file legality and tax opinions at the time of each takedown.


     30. Refer to the last paragraph. Please revise to clarify which report will be examined by an independent public accountant.


          The Depositor has amended the last paragraph under the heading "Certain Information Regarding the Securities--Reports to be Filed with the SEC" to clarify that no reports will be examined or reported on by an independent public accountant except to the extent of the accountant's attestation report filed as an exhibit to form 10-K with respect to a servicer's report on its assessment of compliance with servicing criteria.


Credit and Cash Flow Enhancement, page 45
-----------------------------------------

Ms. Jennifer G. Williams                                        March 21, 2006
Page 14


     31. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class.


          The Depositor acknowledges the Staff's comment and has amended the form of prospectus supplement to include a placeholder under the heading "Description of the Transfer and Servicing Agreement--Credit and Cash Flow Enhancement--The Enhancement Provider" to the effect that disclosure required by
Item 1114(b) of Regulation AB will be provided with respect to any significant enhancement provider.


     32. Refer to the description of cash collateral guarantees on page 45. We note the account would secure a guaranteed obligation provided outside of the trust. Please provide us with your legal analysis to explain how cash collateral guarantees would meet the definition of an asset-backed security. Refer to Item 1101(c)(1) of Regulation AB.


          The Depositor acknowledges the Staff's comment and has amended the base prospectus to clarify that cash accounts will always be accounts maintained by the trustee in connection with the issuance of the notes and therefore will not constitute guaranteed obligations provided outside of the trust.


Evidence as to Compliance, page 47
----------------------------------

     33. Please revise to clarify that any sub-servicers will also provide a report on an assessment of compliance with applicable servicing criteria.


          The Depositor respectfully submits that because Deere Credit Services, the sub-servicer, is an indirect wholly-owned subsidiary of JDCC through which JDCC performs all of its servicing functions, the report on assessment of compliance with applicable servicing criteria which will be provided by JDCC will include an assessment of compliance by Deere Credit Services with applicable servicing criteria.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 15


Part II

Exhibits, page II-1
-------------------

     34. Please delete all references that the legality and tax opinions are incorporated by reference. Please file all opinions with this registration statement.


          As requested, filed as part of Amendment No. 1 to the Registration Statement are the (i) opinion of Shearman & Sterling LLP with respect to legality, (ii) opinion of Shearman & Sterling LLP with respect to tax matters;
(iii) opinion of Lane & Waterman LLP with respect to Iowa tax matters; and (iv) consents of Shearman & Sterling LLP and Lane & Waterman LLP. The Depositor submits that because certificates will not be issued pursuant to the Registration Statement, Richards, Layton & Finger, Delaware counsel, will not deliver a legality opinion.


     35. Please provide us with a copy of any updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes you made to comply with Regulation AB.


          As requested, filed as part of Amendment No. 1 to the Registration Statement is a revised form of Sale and Servicing Agreement among John Deere Receivables, Inc., John Deere Capital Corporation and the owner trustee. The Depositor is also providing the Staff, under separate cover, with a marked copy of the Sale and Servicing Agreement, which shows changes from the previously filed sale and servicing agreement (filed as Exhibit 4.3 to Form 8-K filed with the Commission on June 2, 2005).


Undertakings, page II-2
-----------------------

     36. Please provide the new undertakings required under Securities Act Reform. Refer to Item 512(a) of Regulation S-K.


          As requested, the language on page II-2 of the Registration Statement has been revised to comply with the requirements set forth in Item 512(a) of Regulation S-K.

Ms. Jennifer G. Williams                                        March 21, 2006
Page 16


Signatures
----------

     37. Please revise to clarify that the registration statement is being signed by the depositor.


          As requested, the signature page has been revised to clearly state that the Registration Statement is being signed by the Depositor.


                                      * * *

Thank you for your prompt attention to the Depositor's responses to the Staff's comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527.

Very truly yours,
/s/ Stuart K. Fleischmann
----------------------------
Stuart K. Fleischmann


cc:   John Stickel
      (Securities and Exchange Commission)